FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2009

Commission File Number 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name into English)

Turkcell Plaza Mesrutiyet Caddesi No. 153 34430 Tepebasi Istanbul, Turkey
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:   ☐      No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

ANNOUNCEMENT REGARDING THE BoD DECISION

TO SUBMIT A BINDING OFFER TO COSMOFON

Subject: Statement made pursuant to Circular VIII, No: 54 of the Capital Markets Board.

Istanbul Stock Exchange

                           ISTANBUL

Special Subjects:

On 21 January 2009, we have announced that we have made a non binding offer to Cosmofon Mobile Telecommunications Services AD Skopje (“Cosmofon”).

On February 27, 2009, our Board of Directors resolved to commence the necessary procedures to make a binding offer, directly or through one of our subsidiaries, to purchase 100% of Cosmofon and Germanos Telekom AD Skopje (“Germanos”) shares from the main shareholder, Greek originated OTE.

Cosmofon is the second biggest GSM operator with 30% market share and 650,000 subscribers whereas Germanos is a distributor with a strong dealer network serving mainly to Cosmofon in Macedonia where the population is 2 million.

Turkcell's CFO Serkan Okandan, assessing the decision regarding submitting a proposal to OTE for Cosmofon and Germanos commented that “We want to further strengthen Turkcell’s position as leader communications and technology company. Turkcell, currently operates in 8 countries where total number of subscribers reached 62 million, will continue to evaluate new businesses and investment opportunities in new countries like Macedonia”.

TURKCELL ILETISIM HIZMETLERI A.S.

Nihat Narin	Filiz Karagul Tuzun
Investor & Int. Media Relations	Corporate Communications
02.03.2009, 09:40	02.03.2009, 09:40

For further information please e-mail to investor.relations@turkcell.com.tr or call Turkcell Investor Relations (+ 90 212 313 1888)

SIGNATURES

                    Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.
Date: March 2, 2009	By:	/s/ Nihat Narin
Name: Nihat Narin Title: Investor & Int. Media Relations

TURKCELL ILETISIM HIZMETLERI A.S.
Date: March 2, 2009	By:	/s/ Filiz Karagul Tuzun
Name: Filiz Karagul Tuzun Title: Corporate Communications